767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 27, 2021

VIA EDGAR TRANSMISSION

Tony Watson

Angela Lumley

Stacey Peikin

Mara Ransom

Staff Attorneys

Office of Trade & Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Portillo’s Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 27, 2021
File No. 377-05213

Dear Mr. Watson, Ms. Lumley, Ms. Peikin and Ms. Ransom:

On behalf of our client, Portillo’s Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 10, 2021. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001871509) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 submitted August 27, 2021

Prospectus Summary

Portillo’s: Prepare to Get Obsessed, page 1

1.	We note your response and revised disclosure in response to our prior comment 2. Please clarify whether the trend has continued into the time periods presented in the prospectus, including 2021.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 88 and 89 Registration Statement accordingly.

2020 Sales Mix, page 6

2.	We note the revised disclosure in response to our prior comment 18. Please expand the disclosure to quantify sales made via digital means in 2021.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 115 of the Registration Statement accordingly.

Proven Portability and Strong Unit Economics, page 7

3.	We note the disclosure in the second paragraph on page 8 uses data from 2019. Revise to provide similar data for 2020/2021.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 118 of the Registration Statement accordingly.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 22

4.

We have reviewed your response to comment 9 noting you exclude pre-opening costs from Adjusted EBITDA because these expenses are incurred prior to the opening of a new restaurant, and therefore there is no corresponding revenue associated with them when incurred. Given your growth strategy, it appears that pre-opening costs are recurring cash operating expenses that occur to operate your restaurants. Accordingly, please revise your non-GAAP measures to remove this adjustment from your calculation of Adjusted EBITDA.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement accordingly.

5.

We note that you adjust for more than interest, taxes, depreciation and amortization in calculating the non-GAAP measure you call Restaurant-Level EBITDA. Please refer to Question 103.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to not characterize the non-GAAP measure as EBITDA and to use a title that clearly distinguishes the measure from “EBITDA,” such as “Adjusted EBITDA.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement accordingly.

Reorganization Agreement, page 136

6.	We note your response to our prior comment 20 and reissue the comment in part. Please expand the disclosure to provide a more detailed summary of the Reorganization Agreement.

The Company notes that it will no longer be entering into a Reorganization Agreement and has removed the references to a Reorganization Agreement throughout the prospectus.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	Michelle Hook
Chief Financial Officer
Portillo’s Inc.

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